

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 4720

February 6, 2017

<u>Via E-mail</u>
Norman L. Lowery
Chief Executive Officer
First Financial Corporation
One First Financial Plaza
Terre Haute, IN 47807

> **Re: First Financial Corporation**
> **Form 10-K for Fiscal Year Ended December 31, 2015**
> **Filed March 9, 2016**
> **File No. 000-16759**

Dear Mr. Lowery:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                    Sincerely,

                                    /s/ Stephanie L. Sullivan

                                    Stephanie L. Sullivan
                                    Senior Technical and Policy Advisor
                                    Office of Financial Services